Contact Information: China Ceramics Co., Ltd. Edmund Hen, Chief Financial Officer Email: info@cceramics.com	CCG Investor Relations Inc. David Rudnick, Account Manager Email: david.rudnick@ccgir.com Phone: +1-646-626-4172

For Immediate Release:

China Ceramics Announces a Clarified and Corrected Capex Outlook

Jinjiang, Fujian Province, China, May 11, 2011–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the first quarter ended March 31, 2011.

Due to a misstatement in the Company’s first quarter 2011 Business Outlook section, a clarified and corrected capital expenditures outlook is as follows:

Business Outlook

In the first quarter ended March 31, 2011, total capital expenditures for the Company were approximately RMB 164.2 million (US$ 25.0 million). In the first quarter, the Company’s capital expenditures for Hengda were RMB 35.1 million (US$ 5.4 million).  The total capital expenditures in 2011 for Hengda is estimated to be RMB 175 million (US $27 million).  No further capital expenditures are expected for Hengda in 2012. The Company’s capital expenditures for Hengdali in the first quarter were approximately RMB 129.1 million (US$ 19.6 million).  The total capital expenditures for Hengdali in 2011 is estimated to be RMB 195 million (US $30 million). The total capital expenditures for both Hengda and Hengdali in 2011 is expected to be $57 million.

After the completion of the improvements at Hengda and the completion of Phase II at Hengdali, China Ceramics expects to have a total annual production capacity of approximately 72 million square meters by the end of 2011. This is expected to be comprised of 42 million square meters of total capacity from the Hengda facility and 30 million square meters of total capacity from the Hengdali facility.

The completion of expansion at Hengdali will be postponed to the end of 2012. Capital expenditures will be approximately RMB 230 million (US $35 million) which is expected to provide an additional 14 million square meters of capacity in 2013.

Management revised capital expenditure estimates from previous estimates of $43 million for 2011 so as to expedite the expansion of the two facilities and capitalize upon customer demand. The Company believes that its current cash balances combined with its expected future cash flow from operations and its borrowing capacity will be sufficient to meet the capital expenditure requirements of the production capacity expansion associated with the Hengda and Hengdali facilities.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the new “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation
The Company's financial information is stated in Reminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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